August 8, 2025

Sumitaka Yamamoto
Chief Executive Officer
HeartCore Enterprises, Inc.
1-2-33, Higashigotanda, Shinagawa-ku
Tokyo, Japan 141-0022

       Re: HeartCore Enterprises, Inc.
           Registration Statement on Form S-1
           Filed July 25, 2025
           File No. 333-288937
Dear Sumitaka Yamamoto:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover page

1. Please disclose that the selling stockholder is an underwriter with respect to the resale of the shares issuable under the Equity Purchase Agreement. For guidance, refer to
       Question 139.13 of the Securities Act Sections Compliance and Disclosure Interpretations.
Prospectus Summary
Equity Purchase Agreement, page 2

2. Please disclose how the selling stockholder's purchase price for the Advance Shares is calculated. In addition, disclose if there is a floor to the purchase price.
3. Please disclose that you may not have access to the full $25 million amount available under the Equity Purchase Agreement. To provide context, disclose the amount of net
 August 8, 2025
Page 2

       proceeds you would receive under the Equity Purchase Agreement if you issued to the
       Selling Stockholder all 54,230,876 shares being registered based upon the most recent trading price of your shares, the discounted purchase price to be paid by the Selling
       Stockholder, and taking into account the cash fee you will pay to the placement agent that will be 8% of the amount of each advance notice. Also disclose the total number of shares you would have to issue to obtain the $25 million maximum amount under the Equity Purchase Agreement based upon your most recent share price, discounted purchase price and placement agent fee.
Plan of Distribution, page 25

4. We note that you have engaged Moody Capital Solutions, Inc. to act as a placement agent in connection with the Equity Purchase Agreement and Securities Purchase
       Agreement and will pay it cash fees and warrants, including a cash fee of 8% of the amount of each advance notice under the Equity Purchase Agreement and warrants to purchase shares equal to 8% of the fully diluted number of shares of common stock or common stock equivalents purchased or purchasable by any investors in connection with the Equity Purchase Agreement and Securities Purchase Agreement. Please file the placement agent agreement as an exhibit.
5. You indicate that the Selling Stockholder has agreed not to engage in any short sales or hedging transactions during the term of the Equity Purchase Agreement. Also disclose whether the placement agent will engage in any short sales or hedging transactions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kathleen Krebs at 202-551-3350 or Larry Spirgel at 202-551-3815
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Craig D. Linder, Esq.